     Filed by CenturyTel, Inc.
Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934
Subject Company: Embarq Corporation, File #001-32732

Update on the CenturyTel / EMBARQ Merger

The last few weeks have been busy as we move forward with the CenturyTel/EMBARQ merger and I want to give you an update on our progress.

This merger is a very compelling transaction for customers, employees, shareholders and our companies. It has generated a great deal of interest and enthusiasm from stakeholders who share our confidence in this merger.

In our conversations with these groups, we talk about forming a company that is expected to be in a much better position to compete and grow, and will have the financial strength and flexibility to introduce great new services to customers. With operations in 33 states, almost 8 million access lines, 2 million broadband customers and 400,000 video customers, we will be the clear leader in our industry sector.

Merger Update

The road to approval
The merger must be approved by certain state and federal agencies and both companies’ shareholders. We have already made good progress in this area. Regulatory and legal teams from both CenturyTel and EMBARQ have been working together to expedite these approvals. As of today, the following steps have been accomplished:

  Department of Justice/Federal Trade Commission: On November 21, 2008, the Department of Justice and the Federal Trade Commission granted CenturyTel’s and EMBARQ’s request for early termination of the Hart-Scott-Rodino waiting period, so this approval requirement has been satisfied.
  State approval: Last week, we began the process of obtaining state regulatory approval by filing the required applications in several states.
  FCC: An application for Consent for Transfer of Control was filed with the Federal Communications Commission today.
  Shareholders: We have filed a preliminary joint proxy statement with the Securities and Exchange Commission. Once we clear the SEC review process, we will be mailing both companies’ shareholders the definitive joint proxy statement that will provide shareholders information about the merger and its benefits, and information on how they can vote on the transaction. Both companies’ shareholders are expected to vote on the merger late in the first quarter of next year.
  We continue to expect the closing of the merger to occur in the second quarter of 2009.

Integration planning
Teams with representatives from CenturyTel and EMBARQ who represent a variety of functions -- like HR, IT, operations and others -- have begun the important work of deciding how to best combine our companies. Stacey Goff, CenturyTel general counsel, is co-leading the effort with Maxine Moreau, CenturyTel vice president of operations. Dennis Huber, EMBARQ chief strategy and technology officer, and Les Meredith, EMBARQ treasurer and vice president of finance, are the leading EMBARQ representatives on the team. Among the decisions being addressed:

  Organization structure
  Systems
  Brand
  Product focus
  Network
  Best practices

We understand that you have questions about what this merger means for you personally. Those questions will be answered as we make our way through the integration process. I do not expect substantial information to be available about organizational changes until after the first of the year; however, I am committed to keeping you informed as key decisions are made.

Communications
For additional information, you may want to visit the joint merger website www.centurytelembarqmerger.com that has been created as a central repository of information concerning the merger.

Continuing to perform
As we make our way through this process, we must remain focused on the business. The challenges and opportunities we faced before the merger was announced must still be addressed today, tomorrow and even after the merger is approved. Our focus on performance must continue.

As we prepare to celebrate Thanksgiving, I want to thank you for the tremendous effort you invest each day to make CenturyTel successful. I know that our customers and communities are grateful for the many ways in which you have made their lives better and brighter – and I join them in thanking you.

On this holiday that is all about being thankful and being together, please join me in keeping our military families who are separated from each other in our thoughts and prayers and in giving thanks for all of the loved ones in our lives.

Additional Information

In connection with the proposed merger, CenturyTel has filed with the SEC a Registration Statement on Form S-4 that includes a preliminary joint proxy statement of CenturyTel and EMBARQ that also constitutes a prospectus of CenturyTel. At the appropriate time, CenturyTel and EMBARQ will mail the definitive joint proxy statement/prospectus to their respective shareholders. INVESTORS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT-PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. You may obtain the joint proxy statement-prospectus, as well as other filings containing information about CenturyTel and EMBARQ, free of charge, at the website maintained by the SEC at www.sec.gov. Copies of the joint proxy statement-prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement-prospectus may also be obtained, free of charge, by directing a request to CenturyTel, 100 CenturyTel Drive, Monroe, Louisiana, 71203 Attention: Corporate Secretary, or to EMBARQ, 5454 West 110th Street, Overland Park, KS, 66211, Attention: Shareholder Relations.

The respective directors and executive officers of CenturyTel and EMBARQ and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding CenturyTel’s directors and executive officers is available in its proxy statement filed with the SEC by CenturyTel on March 27, 2008, and information regarding EMBARQ directors and executive officers is available in its proxy statement filed with the SEC by EMBARQ on March 17, 2008. These documents can be obtained free of charge from the sources indicated above. Other information regarding the interests of the participants in the proxy solicitation will be included in the joint proxy statement-prospectus and other relevant materials to be filed with the SEC when they become available.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward Looking Statements

Except for the historical and factual information contained herein, the matters set forth in this document, including statements as to the expected benefits of the acquisition such as efficiencies, cost savings, enhanced revenues, growth potential, market profile and financial strength, and the competitive ability and position of the combined company, and other statements identified by words such as "estimates," "expects," "projects," "plans," and similar expressions are forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including receipt of required approvals by CenturyTel and EMBARQ stockholders and regulatory agencies, the possibility that the anticipated benefits from the acquisition cannot be fully realized or may take longer to realize than expected, the possibility that costs or difficulties related to the integration of EMBARQ operations into CenturyTel will be greater than expected, the ability of the combined company to retain and hire key personnel, the impact of regulatory, competitive and technological changes and other risk factors relating to our industry as detailed from time to time in each of CenturyTel's and EMBARQ’s reports filed with the Securities and Exchange Commission (SEC). There can be no assurance regarding the timing of the consummation of the merger or that the proposed acquisition will in fact be consummated. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this document. Unless legally required, CenturyTel and EMBARQ undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.